Exhibit 99.2

[Final Form]

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Support Agreement”), dated as of [—], 2021, by and between ZOLL Medical Corporation, a Massachusetts corporation (“Parent”), and [—] (“Shareholder”).

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Support Agreement, Itamar Medical Ltd., a company organized under the laws of the State of Israel (the “Company”), Parent, Zeus Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”) and Guarantor are entering into an Agreement and Plan of Merger (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Shareholder is the record or beneficial owner of the number of Company Securities set forth opposite its name on Exhibit A; and

WHEREAS, as a condition to and inducement of Parent’s willingness to enter into the Merger Agreement, Shareholder has agreed to enter into this Support Agreement.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements and covenants set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1           Defined Terms. The following capitalized terms, as used in this Support Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a)           “Beneficially Own”, “Beneficial Ownership” or “beneficial owner” with respect to any Company Securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the power to vote such securities, including pursuant to any Contract, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who are controlled affiliates of such Person and who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)           “Shareholder Shares” means all Company Shares held of record or Beneficially Owned by Shareholder, whether held directly or through ADSs, whether currently issued and outstanding or acquired on or after the date hereof, including, without limitation, by means of purchase, dividend or distribution, exercising any Company Option, or the vesting of any Company RSU held of record or Beneficially Owned by Shareholder.

ARTICLE II

TRANSFER AND VOTING OF SHARES

2.1           No Transfer of Shareholder Shares. Prior to the Expiration Time (as defined below), Shareholder shall not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of its Shareholder Shares or any interest in its Shareholder Shares (other than any pledge or encumbrance in existence on the date of this Support Agreement), (b) deposit its Shareholder Shares or any interest in its Shareholder Shares into a voting trust or enter into a support agreement or arrangement with respect to any of its Shareholder Shares or grant any proxy or power of attorney with respect thereto (other than as contemplated herein) or (c) enter into any Contract, option or other arrangement with respect to or otherwise agree to the direct or indirect acquisition or sale, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of its Shareholder Shares (any such action in clause (a), (b) or (c) above, a “Transfer”). Notwithstanding anything to the contrary in the foregoing sentence, this Section 2.1 shall not prohibit a Transfer of Shareholder Shares by Shareholder in one or more transactions (i) to any Person that, as a condition precedent to the effectiveness of such Transfer, becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit B pursuant to which such transferee agrees to hold such Shareholder Shares subject to all of the terms and provisions of this Support Agreement as though such transferee were the “Shareholder” hereunder or (ii) to a charitable entity qualified under applicable Law.

2.2           Vote in Favor of the Merger and Related Matters. Shareholder, solely in Shareholder’s capacity as a shareholder of the Company (and not, if applicable, in Shareholder’s capacity as an officer or director of the Company), agrees that, from and after the date hereof and until the Expiration Time, at any meeting of the Company Shareholders or any adjournment or postponement thereof, or, if becomes permissible under Israeli law, in connection with any action by written consent of the Company Shareholders, Shareholder shall:

(a)           appear at each such meeting or otherwise cause all of its Shareholder Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)           vote (or cause to be voted), in person or by proxy, all of its Shareholder Shares or deliver (or cause to be delivered) an executed written consent with respect to all its Shareholder Shares: (i) in favor of the approval of the Merger Agreement, the Merger, the other Transactions and the consummation of the Transactions; (ii) in favor of any other proposal reasonably necessary to the consummation of the transactions contemplated by the Merger Agreement and recommended by the Company Board; (iii) in favor of any proposal recommended to adjourn or postpone any meeting of the Company Shareholders at which any of the foregoing matters are submitted for the consideration and vote of the Company Shareholders to a later date if there are not sufficient votes to approve any such matters on the date on which the meeting is initially held; and (iv) against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

2.3           No Obligation to Exercise or Convert Securities. Nothing contained in this Support Agreement shall require Shareholder to (i) convert, exercise or change any Company Option, Company RSU or other equity security of the Company in order to obtain any underlying Company Shares or (ii) vote, or execute any consent with respect to, any Company Shares underlying such Company Options, Company RSUs or other equity securities of the Company that have not yet been issued as of the applicable record date for that vote or consent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent, as of the date of this Support Agreement, as follows:

3.1.1.	Authorization; Binding Agreement. Shareholder (i) if an entity, is duly organized and validly existing under the laws of its jurisdiction and, to the extent such concept is recognized under applicable laws of its jurisdiction, in good standing and (ii) has all power and authority to execute and deliver this Support Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Support Agreement has been duly and validly executed and delivered by or on behalf of Shareholder and, assuming the due authorization, execution and delivery of this Support Agreement by Parent, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms (except as enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights generally and by general principles of equity).

3.1.2.	No Conflict; Required Filings and Consents.

(a)	The execution and delivery of this Support Agreement to Parent by Shareholder does not, and the performance by the Shareholder of its obligations under this Support Agreement will not, (i) conflict with or violate any provision of the organizational documents of Shareholder (if Shareholder is a legal entity), (ii) conflict with or violate any Law by which Shareholder is bound, (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the property or assets of Shareholder pursuant to, any Contract or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound or affected, or (iv) require any consent of, approval, authorization or permit of any third party, including any Governmental Authority, or any filing with or license from or registration, declaration or notification to any Governmental Authority (except for filings, if any, under the Exchange Act, securities Laws or the ICL), except, with respect to clauses (ii), (iii) and (iv), as would not prevent Shareholder’s ability to perform its obligations hereunder. Except as indicated in Exhibit A, there is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is a trustee whose consent is required for the execution and delivery of this Support Agreement or the consummation by Shareholder of the transactions contemplated by this Support Agreement.

(b)	Except as indicated in Exhibit A, Shareholder (i) has not entered into any Support Agreement or voting trust, with respect to the Shareholder Shares, and (ii) has not granted a proxy or power of attorney with respect to the Shareholder Shares that is inconsistent with its obligations pursuant to this Support Agreement or that would materially interfere with Shareholder’s ability to perform its obligations hereunder.

3.1.3.	Litigation. There is no Action pending against Shareholder or any of Shareholder’s controlled affiliates or any of their respective properties or assets before or by any Governmental Authority that would materially interfere with Shareholder’s ability to perform its obligations hereunder.

3.1.4.	Ownership of Shareholder Shares. Shareholder is the record or beneficial owner of the Company Securities set forth opposite its name on Exhibit A. The Shareholder Shares constitute all of the Company Shares Beneficially Owned or owned of record by Shareholder as of the date of this Support Agreement. Except as otherwise set forth in this Support Agreement, Shareholder has and will have at all times through the Expiration Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition and sole power to agree to all of the matters set forth in this Support Agreement, in each case with respect to all of its Shareholder Shares.

3.2              Representations and Warranties of Parent. Parent hereby represents and warrants to Shareholder, as of the date of this Support Agreement, as follows:

3.2.1.	Authorization; Binding Agreement. Parent is duly organized, validly existing and in good standing under the laws of the State of Massachusetts and has all power and authority to execute and deliver this Support Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Support Agreement has been duly and validly executed and delivered by or on behalf of Parent and, assuming the due authorization, execution and delivery of this Support Agreement by Shareholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except as enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights generally and by general principles of equity).

3.2.2.	No Conflict; Required Filings and Consents. Except as would not materially interfere with Parent’s ability to perform its obligations hereunder, the execution and delivery of this Support Agreement to Shareholder by Parent does not, and the performance by the Parent of its obligations under this Support Agreement will not, (a) conflict with or violate any provision of the organizational documents of Parent, (b) conflict with or violate any Law by which Parent is bound or affected, or (c) require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Authority (except for filings, if any, under the Exchange Act, securities Laws or the ICL).

ARTICLE IV

COVENANTS OF THE SHAREHOLDER

4.1           Public Announcements. Shareholder hereby permits the Company, Parent and Guarantor to publish and disclose, including in filings with the SEC, the ISA and Tokyo Stock Exchange and in the press release announcing the Transactions, a copy of this Support Agreement and the Shareholder’s identity and ownership of the Shareholder Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Support Agreement, in each case, to the extent the Company, Parent or Guarantor reasonably determines.

4.2           Fiduciary Duties. Notwithstanding anything in this Support Agreement to the contrary: (a) Shareholder makes no agreement or understanding herein in any capacity other than in Shareholder’s capacity as a record holder and beneficial owner of the Shareholder Shares, and not in Shareholder’s capacity as a director or officer of the Company or any of the Company’s Subsidiaries, if applicable, (b) nothing herein will be construed to limit or affect any action or inaction by Shareholder or any Representative or affiliate of Shareholder, as applicable, serving on the Company Board or the governing body of any of the Company Subsidiaries or as an officer of the Company or any of the Company Subsidiaries, acting in such person’s capacity as a director or officer of the Company or any of the Company Subsidiaries, and (c) no exercise of fiduciary duties or action or inaction taken in such capacity as a director or officer of the Company or any of the Company Subsidiaries, including, but not limited to, any action or inaction pursuant to the Merger Agreement, shall be deemed to constitute a breach of this Support Agreement.

4.3           No Solicitation. Without derogating from Section 4.2 above, (i) Shareholder agrees that such Shareholder is a “Representative” of the Company for purposes of Section 5.2 of the Merger Agreement, and that such Shareholder shall not, directly or indirectly, through any Representative of such Shareholder authorized by it to act on its behalf, take any action prohibited by Section 5.2 of the Merger Agreement, and (ii) if, prior to the Expiration Time, Shareholder receives any Competing Proposal, then Shareholder will promptly (and in any event within 48 hours) notify the Company of the identity of the Person making and the material terms of such Competing Proposal.

4.4           Additional Acquisitions and Purchases. Shareholder agrees that any Company Shares acquired or purchased by him, her or it after the execution of this Support Agreement and prior to the Expiration Time, including, without limitation, by exercising any Company Option, or the vesting of any Company RSU held of record or Beneficially Owned by Shareholder, shall be subject to the terms of this Support Agreement to the same extent as if they constituted Shareholder Shares as of the date of this Support Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1           Entire Agreement; Amendments. This Support Agreement, and to the extent expressly referenced herein, the Merger Agreement, constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Support Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto. Nothing herein is intended nor shall be deemed to confer upon Shareholder any rights as a party under the Merger Agreement.

5.2           Assignment. No party to this Support Agreement may assign any of its rights or obligations under this Support Agreement without the prior written consent of the other party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any assignee of Parent’s rights under, and in accordance with terms and conditions of, the Merger Agreement. Any assignment contrary to the provisions of this Section 5.2 shall be null and void.

5.3           Severability. The provisions of this Support Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Support Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Support Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

5.4           Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement are not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. Shareholder agrees that, in the event of any breach or threatened breach by Shareholder of any covenant or obligation contained in this Support Agreement, Parent shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, with Shareholder agreeing that it shall waive the defense of adequacy of a remedy at law in any such Action, and/or (b) an injunction restraining such breach or threatened breach, this being in addition to any other remedy to which Parent is entitled at law or in equity. Shareholder further agrees that neither Parent nor any other party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.4, and Shareholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.5           Termination. This Support Agreement, including the representations, warranties and the obligations of the parties hereunder, shall automatically terminate upon the earliest to occur of (a) such time as the Merger Agreement shall have been terminated in accordance with its terms, (b) the date of any amendment, modification or supplement to the Merger Agreement without the prior written consent of Shareholder in its capacity as such, in each such case only if such amendment, modification or supplement (i) results in a change of the consideration payable to the Company Shareholders or (ii) adversely affects the economic interests of the Company Shareholders or imposes any restrictions or constraints on the payment of the consideration payable to the Company Shareholders (excluding any restrictions or constraints under Law including any Tax Laws), (c) the date upon which Parent and Shareholder mutually agree in writing to terminate this Support Agreement, (d) receipt of the Company Shareholder Approval or (e) the Company Board shall have effected a Company Change of Recommendation (such earliest time, the “Expiration Time”); provided, however, that the provisions of Article V of the Merger Agreement shall survive any termination of this Support Agreement.

5.6           Governing Law; Jurisdiction.

(a)           This Support Agreement shall be governed by, and construed in accordance with, the Laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b)           All disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC). The seat and venue of the arbitration shall be Tel Aviv, Israel, and the arbitration shall be conducted in the English language. The number of arbitrators shall be three. Each of the Parties hereto (A) agrees that all decisions of the arbitrator shall be final and binding on both parties and enforceable in any court of competent jurisdiction and (B) agrees that each of the Parties shall be entitled to seek interim or conservatory measures, including injunctive relief, security or other equitable remedies from any court of competent jurisdiction. Each party to this Support Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.8. Nothing in this Support Agreement will affect the right of any party to this Support Agreement to serve process in any other manner permitted by Law.

5.7           No Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Neither party shall be deemed to have waived any claim available to it arising out of this Support Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of such party. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

5.8           Notices. All notices, requests, demands and other communications under this Support Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States or Israel return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other party:

if to Parent:

ZOLL Medical Corporation

269 Mill Road Chelmsford,

Massachusetts 01824 United States

Attention:

Email:

with copies (which shall not constitute notice) to:

Cooley LLP

500 Boylston St,

Boston, Massachusetts 02116, United States

Attention: Lester Fagen

Email: lfagen@cooley.com

Gornitzky & Co.

Vitania Tel-Aviv Tower

20 HaHarash St.

Tel Aviv 6761310 Israel

Attention: Chaim Friedland; Ari Fried

Email: friedland@gornitzky.com; arif@gornitzky.com

if to Shareholder, to the address, or electronic mail set forth on the signature page hereof or, if not set forth thereon, to the address reflected in the stock books of the Company, or to such other address, or electronic mail address as such party may hereafter specify for the purpose by notice to the other party hereto.

5.9           No Third-Party Beneficiaries. This Support Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by, Parent and Shareholder and nothing in this Support Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent and Shareholder) any legal or equitable right, benefit or remedy of any nature whatsoever.

5.10         Headings. The heading references herein are for convenience of reference only and do not form part of this Support Agreement, and no construction or reference shall be derived therefrom.

5.11         No Ownership Interest. Nothing contained in this Support Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to Shareholder Shares. All rights, ownership and economic benefits of and relating to Shareholder Shares shall remain vested in and belong to the Shareholder, and Parent shall not have any authority to exercise any power or authority to direct Shareholder in the voting of any of Shareholder Shares, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

5.12         Counterparts. This Support Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Support Agreement shall become effective when each party hereto shall have received a counterpart hereof (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment) signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment), this Support Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

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IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the date first written above.

ZOLL Medical Corporation

By:
Name:
Title:

SHAREHOLDER

Name:*
Address:

*Complete exactly as name appears on stock certificates

[Signature Page to Support Agreement]

Exhibit A

Shareholder Name	Company Ordinary Shares*	Company ADSs*	Ordinary Shares Underlying Company RSUs*	ADSs Underlying Company RSUs*	Ordinary Shares Underlying Company Options*	ADSs Underlying Company Options*
	[ ] Ordinary Shares	[ ] ADSs

* If Company Shares, Company RSUs or Company Options listed above are underlying a Section 102 Award, such securities may be deposited with the 102 Trustee. Certain securities are deposited with [●] or in investment accounts, trust funds or managed mutual funds and/or held together with immediate family members of the respective Shareholders. The respective Shareholders have the power to vote such securities.

Exhibit B

Form of Joinder Agreement

Date: [●]

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Voting and Support Agreement, dated as of [●] (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Support Agreement”) by and between ZOLL Medical Corporation, a Massachusetts corporation and [●], a shareholder of Itamar Medical Ltd. listed on the signature page thereto (the “Shareholder”) and any other Person that becomes a party to the Support Agreement from to time in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder Agreement to the Support Agreement, the undersigned hereby (i) adopts and approves the Support Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Support Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Support Agreement applicable to the Shareholder, in the same manner as if the undersigned were an original signatory to the Support Agreement.

The undersigned acknowledges and agrees that the provisions of Article V of the Support Agreement are incorporated herein by reference, mutatis mutandis.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date herein above set forth.

[●]

Name:*
Address:

*Complete exactly as name appears on stock certificates

[Signature Page to Support Agreement]